June 30, 2016

Mr. H. Stephen Kim
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Sterling Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 8-K Dated April 26, 2016
Filed April 26, 2016
File No. 001-35385

Dear Mr. Kim:

We are writing in response to your letter dated June 23, 2016 with respect to the review, by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, of Sterling Bancorp’s (the “Company”) above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed on February 29, 2016, and the Form 8-K containing the Company’s earnings release for the three month period ended March 31, 2016, which was filed on April 26, 2016. Our responses to your comments are provided below. For your convenience, we have restated the text of your comments.

This response letter has been filed via EDGAR, tagged as “CORRESP.”

In providing these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Mr. H. Stephen Kim

Form 10-K for the Fiscal year Ended December 31, 2015

Item 6. Selected Financial Data

Non-GAAP Financial Measures, pages 24-25

1.
We note your discussion of “core net income” and “core total revenue” in this section. Please note that the use of the word “core” implies you are referring to your most central or essential operations and results. Removal of gains or losses on the sale of securities and charges for asset-write downs, banking systems conversion, retention and severance expenses from net income to arrive at “core” income implies that sales of investments and asset write-downs, banking system conversions, retention and severance expenses are not an inherent part of your core operations even though you had net gains or losses on sale of securities and incurred charges for asset write-downs, banking system conversion, retention and severance expenses over the last five years. We believe it would be appropriate to use a more descriptive title to describe the non-GAAP financial measure, perhaps by eliminating the use of the word “core” in the title. Please revise your disclosure in future filings accordingly.

Response: In future filings, the Company will eliminate the use of the terms “core net income” and “core total revenue.” Other uses of the word “core” will also be revised. The Company intends to use the terms “operating total revenue,” “as adjusted operating income”, “as adjusted” and other similar terms that are more descriptive of the non-GAAP financial measure the Company is presenting.

2.
You have excluded merger-related expenses and asset write-downs, banking systems conversions, retention and severance expenses to arrive at core net income. Please tell us, in greater detail, the specific nature and amount of each of these expenses by year. In your response, please indicate whether the expense relates to a one-time event or transaction or was incurred as part of your ongoing operations.

Response: The table below presents in greater detail, the specific nature and amount of merger-related expense; asset write-downs; banking systems conversions; and retention and severance expenses by the periods presented in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015:

Securities and Exchange Commission
Mr. H. Stephen Kim

(Dollars in thousands)	For the year ended December 31, 2015	For the three months ended December 31,		For the fiscal year ended September 30,
		2014	2013	2014	2013	2012	2011
Merger-related expense:
Financial advisory fees	$2,355	$500	$3,540	$3,540	$654	$1,050	$255
Legal and accounting fees	1,983	—	1,812	1,830	651	1,266	—
Severance and retention compensation	2,161	—	1,221	1,221	—	3,149	—
Management change-in-control payments	7,595	—	1,601	1,601	—	—	—
D&O insurance	516	—	565	565	—	54	—
Public relations & communications	1,347	—	173	330	551	75	—
Merger due diligence	473	2	118	183	363	116	—
Other	649	—	38	185	553	215	—
Total	$17,079	$502	$9,068	$9,455	$2,772	$5,925	$255

Charge for asset write-downs, banking systems conversions, retention and severance:
Asset write-downs	$9,880	$1,075	$14,963	$15,748	$564	$—	$—
IT related charges	9,123	—	—	—	—	—	—
Legal settlement	850	—	—	—	—	—	—
Banking systems conversions	—	1,418	—	3,249	—	—	—
Retention and severance	9,193	—	7,204	7,594	—	—	3,201
Total	$29,046	$2,493	$22,167	$26,591	$564	$—	$3,201

Merger-related expense incurred in the year ended December 31, 2015 and the three months ended December 31, 2014 were associated with the Company’s merger with Hudson Valley Holding Corp., which was announced in November 2014 and closed June 30, 2015 (the “HVB Merger”).

Merger-related expense incurred in the three months ended December 31, 2013 and the fiscal years ended September 30, 2014 and 2013 were associated with the merger between legacy Provident New York Bancorp and legacy Sterling Bancorp, was announced in April 2013 and closed October 31, 2013 (the “Provident Merger”).

Merger-related expense incurred in the fiscal year ended September 30, 2012 and 2011 were associated with the acquisition of Gotham Bank of New York, which was announced in January 2012 and closed on August 10, 2012.

D&O insurance expense represents premiums paid to maintain coverage for liability insurance for directors and officers of the companies acquired for a period of time following the mergers highlighted above. D&O insurance expense incurred in the year ended December 31, 2015 was associated with the HVB Merger. D&O insurance expense incurred in the three months ended December 31, 2013 and in the fiscal year ended September 30, 2014 was associated with the Provident Merger.

Securities and Exchange Commission
Mr. H. Stephen Kim

Other merger-related expense incurred in the HVB Merger and the Provident Merger mainly included listing fees for newly issued common shares of the Company, and the installation of temporary signage at financial center and other locations.

Asset write-downs recorded in the periods presented above mainly include charges associated with facilities consolidations and closures as a result of one of the merger transactions described above. These charges typically include costs for exiting real estate locations, real estate lease breakage fees, write-offs of fixed assets no longer in use and other charges, all as specifically related to merger integration activities.

Asset write-downs recorded in the year ended December 31, 2015 were mainly charges associated with facilities consolidations and closures associated with the HVB Merger.

Asset write-downs recorded in the three months ended December 31, 2014, the three months ended December 31, 2013 and the fiscal year ended September 30, 2014 were charges associated with facilities consolidations and closures associated with the Provident Merger.

Asset write-downs in the fiscal year ended September 30, 2013 were associated with the closure of two of the Company’s financial centers and the one-time transfer of the Company’s mortgage loan servicing operations to an outside vendor.

IT related charges incurred in the fiscal year ended December 31, 2015 were associated with the HVB Merger. Approximately half of these charges represented the contractual fee payable required to terminate Hudson Valley Bank’s primary data processing agreement and the cost to convert the Hudson Valley Bank data onto the Company’s primary data processing system. The Company also terminated eight other IT processing services agreements that were provided by several vendors that were either duplicative or no longer needed.

Legal settlement expense incurred in the fiscal year ended December 31, 2015 was associated with the HVB Merger and was related to two separate matters, including the shareholder litigation related to the HVB Merger which was previously disclosed in the Company’s filings.

Banking systems conversions expense incurred in the three months ended December 31, 2014 and the fiscal year ended September 30, 2014 were related to the November 2014 conversion of the Company’s IT processing system. The charge included a significant termination fee associated with the prior system vendor and direct costs to transition to the new system and vendor.

Retention and severance compensation expense incurred in the year ended December 31, 2015 was associated with the HVB Merger and was associated with a reduction in personnel as a result of the merger.

Retention and severance compensation expense incurred in the three months ended December 31, 2013 and the fiscal year ended September 30, 2014 was associated with the Provident Merger and was related to a reduction in personnel as a result of the merger.

Retention and severance expense incurred in the fiscal year ended September 30, 2011 was related to the retirement of our prior chief executive officer and the transition to the Company’s current chief executive officer, along with a workforce reduction plan to improve efficiency and reduce operating expenses which was announced on August 9, 2011.

As shown above, the merger-related expense and charges for asset write-downs, banking systems conversions, retention and severance incurred from 2011 to 2015 were associated with discrete merger transactions and non-recurring strategic plans, such as the transition to a new chief executive officer, facilities consolidation and workforce restructuring plans. The Company believes the presentation of this information in its non-GAAP financial measures provides users of its financial statements additional useful information to evaluate the Company’s underlying earnings by excluding expenses associated with one-time events and transactions.

Form 8-K filed April 26, 2016

Exhibit 99.1 - Press Release of Sterling Bancorp, dated April 26, 2016

Securities and Exchange Commission
Mr. H. Stephen Kim

Key Highlights for the Three Months Ended March 31, 2016

3. It appears you prominently present non-GAAP financial measures in this section and you disclose non-GAAP financial measure before or without disclosing the most directly comparable GAAP financial measures throughout the exhibit which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response: Management has carefully reviewed the guidance contained in the updated Compliance and Disclosure Interpretations issued on May 17, 2016. As a result of this review, the Company will revise its future earnings release materials to present GAAP measures with greater or equal prominence as any non-GAAP measure presented.

*            *                *

We appreciate the Staff’s attention to the Company’s filings and the opportunity to provide the foregoing responses to the Staff’s comments. Should you have any questions concerning the foregoing, please do not hesitate to call me at (845) 369-8040.

Sincerely,

/s/ Luis Massiani

Luis Massiani
Senior Executive Vice President
and Chief Financial Officer